
July 23, 2013

Via E-mail
Adam Ramsay
Legal Director
Edwards Group Limited
Manor Royal
Crawley
West Sussex, United Kingdom
RH10 9LW

>   **Re: Edwards Group Limited**
>   **Form 20-F for the Fiscal Year Ended December 31, 2012**
>   **Filed April 23, 2013**
>   **File No. 001-35548**

Dear Mr. Ramsay:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/Brian Casio

        Brian Cascio
        Accounting Branch Chief